UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2011

Commission File Number: 001-33728

NOAH EDUCATION HOLDINGS LTD.

Unit F, 33rd Floor, NEO Tower A

Che Gong Miao

Futian District, Shenzhen

Guangdong Province 518040, People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Noah Education Holdings Ltd.

By:	/s/ Dora Li
Name:	Dora Li
Title:	Chief Financial Officer

Date: November 18, 2011

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release

Exhibit 99.1

FOR IMMEDIATE RELEASE

Noah Education Announces Unaudited First Quarter of Fiscal Year 2012 Results

Net Revenue Increased 73.8% Year-over-year to RMB34.2 Million;

Returned to Profit after Completion of Transformation as Guidance

Shenzhen, China, November 18, 2011 – Noah Education Holdings Ltd. (“Noah” or the “Company”) (NYSE: NED), a leading provider of education services in China, today announced its unaudited financial results for first quarter of fiscal year 2012 ended September 30, 2011.

First Quarter Fiscal 2012 Financial Highlights

•	Net revenue increased 73.8% year-over-year to RMB34.2 million (US$5.4 million)

•	Gross profit increased 37.9% year-over-year to RMB16.2 million (US$2.5 million), and gross profit margin was 47.5%

•	Operating loss was RMB1.9 million (US$0.3 million), compared to an operating loss of RMB3.1 million in the first quarter of fiscal 2011

•

Net income was RMB1.8 million (US$0.3 million), compared to net income of RMB8.4 million in the first quarter of fiscal 2011. There was a RMB9.4 million one-off foreign exchange gain as a result of US dollar depreciation on intercompany loans in the same period fiscal 2011.

•	Basic and diluted earnings per share were RMB0.02 (US$0.003), compared to basic and diluted earnings per share of RMB0.21 in the first quarter of fiscal 2011 from continuing operations

•

Non-GAAP basic and diluted earnings per share were RMB0.05 (US$0.008), compared to non-GAAP basic and diluted earnings per share of RMB0.25 in the first quarter of fiscal 2011 from continuing operations

First Quarter Fiscal 2012 Operational Highlights

•	Enrollment grew to over 17,100, a quarter-over-quarter increase of about 34%, and a year-over-year increase of approximately 70%

•

School network (excluding franchised school and centers) expanded to 53 on September 30, 2011, an addition of 20 or 61% compared to 33 on June 30 2011, and an additional 26 or 96% compared to 27 on September 30, 2010

•	School network covered a geographical reach of 16 cities in China

Recent Business Development

•	On October 12, 2011 – Noah announced that it has received the final installment of RMB30 million for the sale of its Electronic Learning Products (“ELP”) business.

•

On July 31, 2011 – Noah announced it has completed the acquisition of 80% interest in Yuanbo Education for a total consideration of RMB94.866 million (US$14.9 million). The acquired goodwill in this transaction is RMB9.2 million (US$1.4 million). Noah has the option to acquire the remaining 20% of equity interest in cash from original shareholders in five years at an exercise price of seven times of fiscal year 2016 Yuanbo Education’s profit after tax.

Commenting on the results, Jerry He, Chief Executive Officer of Noah, said, “We are delighted to start the fiscal year with strong year-over-year growth of 73.8% in revenue reaching the higher range of guidance, and resumed profit in the first quarter after completion of transformation as guided. The robust results reflected that Wentai Education (“Wentai”) and Little New Star (“LNS”) continued to deliver anticipated strong growth and Yuanbo Education (“Yuanbo”), acquired in July, provided acquisitive growth driver. The results also reflected our execution of the expansion plan to open a total of four kindergartens and one school in three businesses as scheduled, which further fuelled the organic growth momentum. Together we now operate a total of 33 kindergartens, 5 schools, and 15 learning centers in 16 cities in China.”

Mr. He added, “Against a backdrop of economic uncertainties in China, the education services industry is one of the few industries that provide defensive growth in different economic cycle. Statistics have shown that education spending, along with other consumer staple, continued to grow in the last economic downturn due to its resilient nature.

“Looking ahead, our pre-school, private primary and secondary school and supplementary education businesses will continue to see robust growth driven by rising demand for high quality services and favorable demand and supply imbalance. With a highly visible business nature, evident by our strong deferred revenue, we are confident that we will continue to have strong growth in the second quarter and meet our full year guidance. In the next quarter, we will focus on improving operating efficiency and enhancing margins, while continuing to pursue organic growth as well as acquisition opportunities with our strong cash position. We are committed to accelerating business growth with focus on sustainability and profitability so as to enhance shareholders value in the long term.”

Dora Li, Chief Financial Officer of Noah, said, “Our revenue growth continued to benefit from the expansion of our school network and the organic growth of the business. New schools in general will take two years to reach break-even and our new schools have consistently over-delivered. We are in expansion mode with the new addition of five new schools and kindergartens in the quarter and with six in ramp-up stage with less than two years operating history. Therefore, we expect overall gross margin to increase as they reach full capacities and achieve a normalized 50% level gross margin on an annual basis.”

“During the quarter, operating expenses as a percentage of revenue has lowered and we would expect it to continue to trend down as we build scale through continued expansion of the school network and achieve operational leverage through ramp-up of current schools.

“In addition, our operation continued to generate free cash flow, which allowed us to have an even stronger cash position to pursue acquisition opportunities.”

First Quarter Fiscal Year 2012 Unaudited Financial Results

Net revenue

Net revenue for the first quarter increased 73.8% to RMB34.2 million (US$5.4 million) from RMB19.7 million in the first quarter of fiscal 2011, driven mainly by the strong growth in existing Wentai and LNS business and two months contribution from the newly acquired Yuanbo. Net revenue from Wentai was RMB16 million (US$2.5 million), accounting for 47% of net revenue. This compares with RMB8.1 million for the first quarter of fiscal 2011, which only included net revenue of August and September 2010. LNS also showed solid growth with revenue increased 21% year-over-year to RMB14 million (US$2.2 million), accounting for 41% of net revenue. Net revenue from Yuanbo was RMB4.2 million.

Gross profit and gross profit margin

Gross profit for the first quarter increased 37.9% year-over-year to RMB16.2 million (US$2.5 million) from RMB11.8 million. The increase of gross profit was primarily driven by the continued strong growth of Wentai and LNS and the contribution from Yuanbo.

Gross profit margin was 47.5%, compared with 59.9% in the first quarter of fiscal 2011, and 53.0% in the fourth quarter of fiscal 2011. The decline was primarily a result of the addition of five new schools from Wentai, LNS and Yuanbo and that 3 out of 15 of Yuanbo’s existing kindergartens had less than two years operating history and were in the ramp-up process.

Operating expenses

Total operating expenses for the first quarter were RMB22.7 million (US$3.6 million), a year-over-year increase of 51.3% from RMB15.0 million. The increase in operating expenses was a result of the addition of Yuanbo expenses of RMB1.6 million (US$0.2 million) which were not consolidated in the first quarter of fiscal 2011. As a percentage of net revenue, operating expenses were 66.4%, compared to 76.1% in the same period in fiscal 2011.

Research and development (“R&D”) expenses for the first quarter increased 26.4% year-over-year to RMB0.7 million (US$0.11 million) from RMB0.5 million. The increase in R&D expenses was mainly attributable to R&D investment in LNS to further enhance Dudu Happy Reading teaching contents. As a percentage of net revenue, R&D expenses were 2.0%, compared to 2.8% in the first quarter of fiscal 2011. The Company will continue to invest in R&D to strengthen teaching material and content development capabilities while consolidating the efforts to achieve operational leverage.

Sales and marketing (“S&M”) expenses for the first quarter increased 49.3% year-over-year to RMB1.5 million (US$0.2 million) from RMB1.0 million. As a percentage of net revenue, S&M expenses were 4.4%, compared to 5.2% in the same period in fiscal 2011. The increase in S&M expenses mainly reflected advertising spending from LNS to enhance the brand. With the organic expansion of LNS and Wentai, as well as the additional contribution from Yuanbo, S&M expenses as a percentage to revenue is expected to maintain at a lower level in fiscal 2012.

General and administrative (“G&A”) expenses for the first quarter increased 57.0% year-over-year to RMB20.5 million (US$3.2million) from RMB13.1 million. The increase was mainly attributable to the incremental expenses arising from Yuanbo during the quarter. The increase also included approximately RMB1.3 million one-time charge related to relocation of our Shenzhen headquarters and layoff of some employees. As a percentage of net revenue, G&A expenses were 60.0%, compared to 66.5% in the same period in fiscal 2011. The lower percentage of G&A expenses to net revenue primarily reflected the improvement of operational leverage with the expansion of revenue scale.

Other operating income

Other operating income for the first quarter of fiscal 2012 was RMB4.6 million (US$0.7 million), compared to RMB0.05 million in the same quarter of fiscal 2011. The increase was mainly attributable to rental income and summer camp income.

Operating loss

Operating loss for the first quarter of fiscal 2012 was RMB1.9 million (US$0.3 million), compared to an operating loss of RMB3.1 million in the first quarter of fiscal 2011.

Other non-operating income

Interest income for the first quarter of fiscal 2012 was RMB0.3 million (US$0.05 million), compared to RMB0.8 million in the first quarter of fiscal 2011. Investment income for the first quarter of fiscal 2012 was RMB3.4 million (US$0.5 million), compared to RMB1.8 million in the first quarter of fiscal 2011. Other non-operating income was RMB1.6 million (US$0.3 million), compared to RMB9.8 million in the same period in fiscal 2011, which included RMB9.4 million of foreign exchange gain as a result of US dollar depreciation on intercompany loans.

Income tax expenses

Income tax expenses were RMB1.6 million (US$0.3 million) in the first quarter of fiscal 2012, compared to RMB0.8 million in the same period in fiscal 2011.

Net income

Net income for the first quarter was RMB1.8 million (US$0.3 million) or basic and diluted earnings per share of RMB0.02 (US$0.003). This compares with net income of RMB8.4 million, or basic and diluted earnings per share of RMB0.21 in the first quarter of fiscal 2011 from the continuing operations.

Net income excluding share-based compensation expenses (non-GAAP) for the first quarter of fiscal 2012 was RMB2.7 million (US$0.4 million), compared with RMB9.95 million in the same period fiscal 2011. Non-GAAP basic and diluted earnings per share for the first quarter of fiscal 2012 were RMB0.05 (US$0.008), compared with RMB0.25 in the first quarter of fiscal 2011.

Liquidity

Cash and cash equivalents, short-term bank deposit, and short-term investments totaled RMB500.0 million (US$78.4 million) on September 30, 2011, compared to RMB487.9 million on June 30, 2011. For the three months ended September 30, 2011, the Company generated RMB52.4 million (US$8.2 million) in cash from operations.

Deferred revenue

Deferred revenue as of September 30, 2011 was RMB41.9 million (US$6.6 million). This compares to deferred revenue of RMB20.4 million as of June 30, 2011. Deferred revenue primarily includes the tuition fees collected but not yet recognized during the quarter. It will be recognized according to course schedule.

Operating Updates

Wentai opened one secondary school and one kindergarten during the quarter as planned, making its network to include 17, including 12 kindergartens, and five private primary and secondary schools in six cities in South China. Student enrollment continued to see strong growth of 44% year-over-year increase, and 3% sequential increase to more than 6,700.

Little New Star added one kindergarten in the quarter as planned. Its four kindergartens and 15 learning centers, located in three cities, had total student enrollment of more than 5,500 as of September 30, 2011, a year-over-year increase of approximately 5% and a sequential increase of 1%. Little New Star also had a national network of over 600 franchise learning centers.

Yuanbo added two kindergartens as scheduled in the quarter. As of end of September, it operated 17 kindergartens in eight cities in East China, with student enrollment over 4,700. July to September quarter is the summer break time and is a traditionally low season of Yuanbo as the tuition fee is halved during the break.

Financial Outlook for Full Fiscal 2012 and for the Second Quarter of Fiscal 2012

Based on current estimates and market conditions, for the first quarter of fiscal 2012, Noah expects to generate net revenue in the range of RMB35 million (US$5.5 million) to RMB37 million (US$5.8 million). For the full fiscal 2012, the Company continues to expect to generate revenue between RMB145 million (US$22.7 million) and RMB155 million (US$24.3 million). This forecast reflects Noah’s current and preliminary view, which is subject to change.

Conference Call

Noah’s senior management will host a conference call at 8:00 am (Eastern)/5:00 am (Pacific)/9:00 pm (Beijing) on Friday, November 18, 2011 to discuss its first quarter of fiscal year 2012 financial results and recent business activities. The conference call may be accessed by calling:

US	+1 866 519 4004
International (toll)	+1 718354 1231
China, Domestic mobile	400 620 8038
China, Domestic	800 819 0121
Hong Kong	800 930 346

Please dial in 10 minutes before the scheduled starting time. An operator will answer your call and please use “Noah” as the verbal passcode to access the call. Replay of the conference call will be available until November 25, 2011 by dialing the following numbers:

US	+1 866 214 5335
International (toll)	+61 2 8235 5000
China	400 692 0026
Hong Kong	800 901 596
Passcode	24980004

A live webcast and replay will be available on the investor relations page of Noah’s website at http://ir.noaheducation.com.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on our year-end financial statements, which could result in significant differences from this unaudited financial information.

Currency Convenience Translation

For the convenience of readers, certain RMB amounts in the statement of operations, balance sheet and cash flow statements have been translated into US dollars at the average rate of RMB6.378, the noon buying rate for US dollars in effect on September 30, 2011 for cable transfers of RMB per US dollar as certified for customs purposes by the Federal Reserve Bank of New York.

Use of Non-GAAP Financial Measures

In addition to consolidated financial results under GAAP, the Company also provides non-GAAP financial measures, including non-GAAP net income which excludes non-cash share-based compensation. The Company believes that the non-GAAP financial measures provide investors with another method for assessing the Company’s operating results in a manner that is focused on the performance of its ongoing operations. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the performance of the Company’s liquidity and when planning and forecasting future periods.

About Noah Education Holdings Ltd.

Noah is a leading provider of education services in China. The Company’s brands include Wentai Education, which operates and manages high-end kindergartens, primary and secondary schools, Little New Star, which provides English language training for children aged 3-19 in its directly owned and franchised training centers, and Yuanbo Education, which focuses on early childhood education services in the Yangtze Delta region. Noah was founded in 2004 and is listed on the New York Stock Exchange under the ticker symbol NED. For more information about Noah, please visit http://ir.noaheducation.com.

Safe Harbor Statement

This press release contains forward-looking statements that reflect Noah’s current expectations and views of future events that involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Noah has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. You should understand that our actual future results may be materially different from and worse than what Noah expects. Information regarding these risks, uncertainties and other factors is included in Noah’s most recent Annual Report on Form 20-F and other filings with the SEC.

Contacts

Noah Education Holdings Ltd.

Léa Wu

T: +86 (755) 8288 9128

E: ir@noaheducation.com

Noah Education Holdings Ltd.

Consolidated Balance Sheet

	June 30 2011	September 30 2011
	Unaudited	Unaudited
	RMB	RMB	USD
Assets:
Current assets
Cash and cash equivalents	405,874,701	388,037,000	60,839,918
Short term bank deposit	32,000,000	25,000,000	3,919,724
Investments
Held to maturity investment	50,003,441	87,003,441	13,641,179
Accounts receivables, net of allowance of doubtful debts	1,668,007	1,291,943	202,562
Related party receivables	47,532,200	30,080,052	4,716,220
Inventories	6,197,967	5,544,845	869,371
Prepaid expenses, and other current assets	12,583,468	10,704,164	1,678,295

Total current assets	555,859,784	547,661,445	85,867,269
Investments	12,943,200	10,752,491	1,685,872
Property, plant and equipment, net	171,920,948	190,855,109	29,923,974
Intangible assets, net	39,019,235	75,415,750	11,824,357
Goodwill	103,025,561	112,190,722	17,590,267
Deposit for investment	4,000,000	—	—
Deposit for property plant and equipment	743,243	1,050,592	164,722
Derivative – call option	—	7,913,000	1,240,671
Deferred tax assets	—	622,632	97,622

Total assets	887,511,971	946,461,741	148,394,754

Liabilities and Shareholders’ Equity
Current liabilities
Accountants payable (including account payables of the consolidated VIEs without recourse to Noah of RMB40,130 and RMB1,109,074 as of June 30, 2011 and September 30, 2011 respectively)	2,835,594	1,225,666	192,171
Other payables and accruals (including other payables, accruals of the consolidated VIEs without recourse to Noah of RMB6,578,501 and RMB12,281,408 as of June 30, 2011 and September 30, 2011 respectively)	34,236,814	41,647,694	6,529,899
Advances from customers (including advance from customer of the consolidated VIEs without recourse to Noah of Nil and RMB215,911 as of June 30, 2011 and September 30, 2011 respectively)	227,516	806,340	126,425
Income tax payable/(credit) (including income tax payables of the consolidated VIEs without recourse to Noah of RMB 3,597,881 and RMB4,718,003 as of June 30, 2011 and September 30, 2011 respectively)	5,732,080	8,074,474	1,265,988
Deferred revenue (including deferred revenues of the consolidated VIEs without recourse to Noah of RMB7,210,725 and RMB15,496,149 as of June 30, 2011 and September 30, 2011 respectively)	20,420,720	41,851,354	6,561,830

Total current liabilities	63,452,727	93,605,528	14,676,313
Deferred revenues	5,327,152	5,091,206	798,245
Deferred tax liabilities	4,589,541	8,507,225	1,333,839
Contingent consideration payable	—	7,331,000	1,149,420

Total non-current liabilities	9,916,693	20,929,431	3,281,504
Total liabilities	73,369,420	114,534,959	17,957,817

Shareholders’ equity
Ordinary shares	14,799	14,800	2,320
Additional paid-in capital	1,042,785,726	1,043,680,543	163,637,589
Accumulated other comprehensive loss	(119,328,924)	(124,064,232)	(19,451,902)
Retained earnings	(154,312,678)	(153,403,294)	(24,051,943)

Total shareholders’ equity	769,158,923	766,227,817	120,136,064

Non-controlling interest	44,983,628	65,698,965	10,300,873

Total liabilities and shareholders’ equity	887,511,971	946,461,741	148,394,754

Noah Education Holdings Ltd.

Consolidated Statements of Operations

	Three months ended September 30
	2010	2011
	(Unaudited)	(Unaudited)
	RMB	RMB	USD
Net revenue	19,669,159	34,181,667	5,359,308
Cost of revenue	(7,892,540)	(17,940,774)	(2,812,915)

Gross profit	11,776,619	16,240,893	2,546,393
Research & development expenses	(549,970)	(695,279)	(109,012)
Sales & marketing expenses	(1,014,967)	(1,515,266)	(237,577)
General and administrative expenses	(13,072,477)	(20,524,375)	(3,217,996)
Other expenses	(321,771)	(10,022)	(1,571)

Total operating expenses	(14,959,185)	(22,744,942)	(3,566,156)

Other operating income	51,385	4,589,348	719,559

Operating loss	(3,131,181)	(1,914,701)	(300,204)
Interest income	769,017	323,302	50,690
Investment income	1,761,202	3,377,236	529,513
Other non-operating income	9,800,476	1,588,839	249,112

Income before income taxes	9,199,514	3,374,677	529,111
Income tax expenses	(766,000)	(1,570,955)	(246,308)

Net income (loss) from continuing operations	8,433,514	1,803,721	282,803
Net income (loss) from discontinued operations	(30,380,593)	—	—
less: Net income attributable to non-controlling interest	401,208	894,336	140,222

Net income attributable to Noah Education Holdings Ltd shareholders	(22,348,287)	909,385	142,581

Net income per share from continuing operations
Basic	0.21	0.02	0.003
Diluted	0.21	0.02	0.003

Weighted average ordinary shares outstanding
Basic	37,574,923	36,429,742	36,429,742
Diluted	37,885,197	36,581,556	36,581,556

Noah Education Holdings Ltd.

Reconciliation of Non-GAAP to GAAP

	Three months ended September 30
	2010		2011
	(Unaudited)		(Unaudited)
	RMB	% of Rev	RMB	USD	% of Rev

GAAP net revenue	19,669,159	100.00%	34,181,667	5,359,308	100.00%
				—
GAAP gross profit	11,776,618	59.90%	16,240,894	2,546,393	47.50%
Share-based compensation expense	—	0.00%	—	—	0.00%

Non-GAAP gross profit	11,776,618	59.90%	16,240,894	2,546,393	47.50%

				—
GAAP operating loss	(3,131,182)	-15.9%	(1,914,700)	(300,204)	-5.60%
Share-based compensation expense	1,518,237	7.70%	899,834	141,084	2.60%

Non-GAAP operating loss	(1,612,945)	-8.20%	(1,014,866)	(159,120)	-3.00%

				—
GAAP net income(loss) from continuing operations	8,433,514	42.9%	1,803,721	282,804	5.30%
Share-based compensation expense	1,518,237	7.70%	899,834	141,084	2.60%

Non-GAAP net income	9,951,751	50.6%	2,703,556	423,888	7.90%

GAAP net income (loss) per share from continuing operations
Basic	0.21		0.02	0.003
Diluted	0.21		0.02	0.003

Non-GAAP net income (loss) per share
Basic	0.25		0.05	0.008
Diluted	0.25		0.05	0.008

Note: This reconciliation is for illustration purpose to compare GAAP and Non-GAAP performance for the continuing operations

Noah Education Holdings Ltd.

Consolidated Cash Flow Statements

	For Three Months Ended
	September 30
	2010	2011	2011
	RMB	RMB	USD
Cash flows from operating activities
Net income (loss) from continuing operations	8,433,514	1,803,721	282,804
Adjustments to reconcile net income (loss)
Amortization of intangible assets	669,073	1,103,482	173,014
Depreciation of PPE	3,585,101	4,485,151	703,222
Share-based compensation expense	2,255,559	899,834	141,084
Unrealized exchange difference	(9,147,649)	(2,155,965)	(338,032)
Unrealized loss on trading investments	(706,454)	—	—
Impairment loss on Franklin B Share investment	—	228,776	35,870

Changes in current assets & liabilities
Trading investments	72,640	—	—
Accounts receivable	530,559	376,064	58,963
Related party receivables	—	(80,052)	(12,551)
Inventories	(572,785)	653,122	102,402
Prepaid and others	6,899,732	20,314,594	3,185,104
Deferred tax asset	—	(128,746)	(20,186)
Accounts payable	759,512	(1,609,929)	(252,419)
Other payables and accruals	(11,500,153)	3,070,437	481,411
Advances from customers	181,704	578,824	90,753
Deferred revenue	4,881,465	21,194,687	3,323,093
Income tax payable	772,571	2,342,394	367,262
Deferred tax liability	44,004	(657,316)	(103,060)

Operating cash provided by (used in) continuing operation	7,158,391	52,419,079	8,218,733
Operating cash provided by (used in) discontinued operation	(37,150,547)	—	—

Cash flows from investing activities
Acquisition of PPE	(7,489,118)	(14,537,250)	(2,279,280)
Acquisition of Intangible assets	(125)	2	—
Acquisition of Wentai	(4,380,923)	—	—
Acquisition of Yuanbo	—	(25,097,107)	(3,934,949)
Repayment of deposit for investment	4,200,000	—	—
Decrease/(Increase) in held-to maturity investment	(47,100,000)	(37,000,000)	(5,801,192)
Decrease in short-term fixed deposits	60,000,000	7,000,000	1,097,523

Investing cash provided by (used in) continuing operations	5,229,834	(69,634,355)	(10,917,899)
Investing cash provided by (used in) discontinued operations	664,917	—	—

Cash flows from financing activities
Proceed from exercise of employee share options	69,521	140,600	22,045
Shares repurchases	(2,777,537)	(145,617)	(22,831)

Financing cash provided/(used) by continuing operations	(2,708,015)	(5,017)	(787)
Financing cash provided/(used) by discontinued operations	—	—	—

Effect of exchange rate changes on cash	(889,507)	(617,409)	(96,803)
Net increase (decrease) in cash	(26,805,420)	(17,220,293)	(2,699,952)
Cash and cash equivalents at beginning of quarter	506,727,524	405,874,701	63,636,673
Cash and cash equivalents at end of quarter	479,032,597	388,037,000	60,839,918